Exhibit 99.1

Ballard Announces Q4 & Full-Year 2017 Results and 2018 Outlook Conference Call

VANCOUVER, Jan. 26, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it will hold a conference call on Thursday, March 1st, 2018 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review fourth quarter and full-year 2017 operating results as well as the company's business outlook for 2018.

Randy MacEwen, President and CEO said, "As we noted on our last quarterly conference call, with a substantial order backlog and order book of expected deliveries over the subsequent 12-months, Ballard was well positioned to deliver strong full-year 2017 results and have a solid set-up for 2018. In addition to confirming strong 2017 results on our March 1st conference call, I am also looking forward to providing a business update and outlook."

During the March 1st conference call, management will review 2017 financial and operating results and will also provide a business update and market outlook, including –

•	Ongoing execution of the Company's growth strategy in China – which contributed significantly to 2017 results – including: market development; joint venture fuel cell stack production; strategic & license partners' forward progress; expansion of hydrogen refueling infrastructure; and deployment of fuel cell electric vehicles (FCEVs); and
•	Growing opportunities for Heavy Duty Motive FCEV applications – including buses, commercial trucks and trams – in Asia, Europe and North America.

The live March 1st conference call will be accessible by dialing +1-604-638-5340. Alternatively, a live webcast will be accessible through a link on Ballard's homepage (www.ballard.com). Following the call, the webcast will be archived in the 'Investor Presentations & Events' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/26/c8107.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919; investors@ballard.com; media@ballard.com

CO: Ballard Power Systems Inc.

CNW 02:30e 26-JAN-18